Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

May 6, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Xinxu Copper Industry Technology Limited
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-1 (File No. 333-278407)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Xinxu Copper Industry Technology Limited (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form F-1 (File No. 333-278407) (the “Registration Statement”), because the Company has elected not to proceed with the registration of the securities contemplated by the Registration Statement at this time. The Registration Statement was further supplemented by a post-effective amendment and such registration statement, as supplemented, was declared effective on December 4, 2025. No securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng
Chief Executive Officer and Chairman